[Reference Translation]

September 25, 2024

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number: 7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Results of Share Repurchase Through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

We hereby inform you that, with respect the share repurchase announced on September 24, 2024, Toyota Motor Corporation (the “Company”) has made the following purchase:

1.	Reason for share repurchase

To respond to requests for the sale of the Company’s shares.

2.	Details of repurchase

(1)	Class of shares repurchased:	Common stock of the Company

(2)	Total number of shares repurchased:	29,673,300 shares (0.22% of the total number of issued shares (excluding treasury stock))

(3)	Total purchase price:	77,655,026,100 yen (2,617 yen per share)

(4)	Date of repurchase:	September 25, 2024

(Reference)	Matters resolved at meetings of the board of directors held on May 8, 2024 and September 24, 2024

(1)	Class of shares to be repurchased:	Common stock of the Company

(2)	Total number of shares to be repurchased:	530 million shares (maximum) (3.93% of the total number of issued shares (excluding treasury stock))

(3)	Total purchase price:	1.2 trillion yen (maximum)

(4)	Period of repurchase:	From May 9, 2024 to April 30, 2025

[End of Document]